[Reference Translation]

December 14, 2011

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima, General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Company Name: KANTO AUTO WORKS, LTD.
Name and Title of Representative:
Tetsuo Hattori, President
(Code Number: 7223 The First Sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person:
Takayuki Ogawa,
General Manager, General Administration Division
(Telephone Number: 055-996-2180)

Notice Concerning a Basic Agreement Regarding the Key Terms of the Anticipated Merger of

Kanto Auto Works, Ltd., Central Motor Co., and Toyota Motor Tohoku Corporation

Toyota Motor Corporation’s subsidiaries, Kanto Auto Works, Ltd., Central Motor Co., Ltd. and Toyota Motor Tohoku Corporation (collectively, the “Three Subsidiaries”) have entered into a basic agreement regarding the key terms of the Three Subsidiaries’ anticipated merger, after having discussed such terms since July 2011.

For further information regarding this matter, please see the accompanying press release.

December 14, 2011

Kanto Auto Works, Ltd.

Central Motor Co., Ltd.

Toyota Motor Tohoku Corporation

Toyota Motor Corporation

Three Toyota Group Companies Conclude

Basic Merger Agreement

Kanto Auto Works, Central Motor and Toyota Tohoku to Form Integrated Company

Kanto Auto Works, Ltd. (“Kanto Auto Works”), Central Motor Co., Ltd. (“Central Motor”), and Toyota Motor Tohoku Corporation (“Toyota Tohoku”) today concluded a basic merger agreement—an important step toward the launch of an integrated company, scheduled for July 2012.

The agreement follows discussions on a proposed merger held since July and lays out the key terms, to which the three companies have fundamentally agreed. Following further discussions based on the terms, the three companies plan to sign an official merger agreement, to take effect following approval at general shareholders meetings of the three companies.

1. Key terms of the basic merger agreement

1) Company name	Toyota Motor East Japan, Inc.
2) Representative	President Takeshi Shirane
3) Location	Ohira-mura, Kurokawa-gun, Miyagi Prefecture
4) Merger type	Merger through absorption, with Kanto Auto Works as the surviving company (Central Motors and Toyota Tohoku absorbed)
5) Date of merger	July 1, 2012
6) Capital	6.85 billion yen

2. Schedule leading up to the official consolidation

Dec. 14, 2011	Companies conclude basic merger agreement (complete)
Jan. 1, 2012	Kanto Auto Works converts to fully owned subsidiary of Toyota Motor Corporation (tentative)
Apr. 2012	Merger agreement concluded (tentative)
Jun. 2012	General shareholders meetings held to approve merger agreement (tentative)
Jul. 1, 2012	Launch of integrated company (tentative)

3. Goals of the Integrated Company

Firstly, the new company will seek to grow roots in the Tohoku region while continuing monozukuri (conscientious manufacturing) activities at one with the region and aiming to be a good corporate citizen.

Secondly, the integrated company will harness strengths developed over a long period by the three companies, including their skilled workers and innovative technologies, to create attractive compact vehicles and thus improve production of compact vehicles. The company will also share technologies and skills with Toyota production bases outside Japan, and through participating in the planning of global compact-vehicle production, contribute to the global development of the Toyota group of companies.

To supply globally competitive compact vehicles, the company will work to achieve the following three core objectives.

1) Build production infrastructure for compact vehicles

•	Develop a profitable management structure for compact vehicles (rigorous implementation of manufacturing fundamentals; lean and strong management)

•	Strengthen compact vehicle production capabilities (strengthen engineering skills and further improve manufacturing capabilities)

2) Monozukuri at one with the Region

•	Establish a local-procurement-promotion center in Tohoku (January 2012) to strengthen local procurement that is at one with regional industry

•	Strengthen the Tohoku technical center to promote development of new technologies and parts through partnership with private, public and academic institutions

3) Medium- to long-term human resources development

Establish a training center in April 2013 to contribute to the revitalization of the local economy over the medium-to-long term through development of human resources in manufacturing (accept trainees from local industry)